

Figure 4. Distribution of Paleozoic, Triassic, Jurassic, Cretaceous, and Tertiary plutonic rocks in southeastern British Columbia; also shown are the morphogeological belts and tectonic accretionary boundary.

GOLDSTRIKE INC.
Goldstrike Project
Goldstrike Property
082M085—Kamloops Mining Division
Figure 4—Regional Geology
From Logan et. Al. Plutonic Related Veins in B.C.